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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                           Benchmark Electronics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    08160H101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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------------------------                            ----------------------------
CUSIP NO.                    SCHEDULE 13G           Page     of     Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        High Rock Capital LLC
        04-3397165
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                        548,200
       NUMBER OF                 -----------------------------------------------
        SHARES                   6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         -0-
         EACH                     ----------------------------------------------
       REPORTING                 7      SOLE DISPOSITIVE POWER
        PERSON
         WITH                           682,600
                                  ----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        682,800 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------


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------------------------                            ----------------------------
CUSIP NO.                    SCHEDULE 13G           Page     of     Pages
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        High Rock Asset Management LLC
        04-3402072
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                        200
          NUMBER OF              -----------------------------------------------
           SHARES                6      SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      -0-
            EACH                 -----------------------------------------------
          REPORTING              7      SOLE DISPOSITIVE POWER
           PERSON
            WITH                        200
                                 -----------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        682,800 shares (see Item 4(a) of attached Schedule)
--------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        3.5%
--------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON*

        IA
--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

Item 1(a).        NAME OF ISSUER:  Benchmark Electronics, Inc.

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                           3000 Technology Drive
                           Angleton, Texas 77515

Item 2(a). NAMES OF PERSONS FILING: High Rock Capital LLC ("HRC") and High Rock Asset Management LLC ("HRAM")

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of HRC and HRAM is 28 State Street, 18th Floor, Boston, MA 02109.

Item 2(c). CITIZENSHIP: Each of HRC and HRAM is a limited liability company organized under the laws of the state of Delaware.

Item 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.10 per share

Item 2(e).        CUSIP NUMBER:     08160H101

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  (a)  [_] Broker or dealer registered under Section 15 of the
                           Securities Exchange Act of 1934 (the "Act);

                  (b)  [_] Bank as defined in Section 3(a)(6) of the Act;

                  (c)  [_] Insurance company as defined in Section 3(a)(19) of the Act;

                  (d)  [_] Investment company registered under Section 8 of
                           the Investment Company Act of 1940;

                  (e)  [X] An investment adviser in accordance with Rule
                           13d-1(b)(1)(ii)(E);

                  (f)  [_] An employee  benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)  [_] A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)  [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

                  (i)  [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;


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                  (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned: Each of HRC and HRAM may be deemed to beneficially own 682,800 shares as of August 31, 2001.

                       HRC was the record owner of 682,600 shares as of August 31, 2001. HRAM was the record owner of 200 shares as of August 31, 2001. (The shares held of record by HRC and HRAM are referred to collectively herein as the "Record Shares.") By virtue of their relationship as affiliated limited liability companies with the same individual as President, each of HRC and HRAM may be deemed to beneficially own all of the Record Shares. Hence, each of HRC and HRAM may be deemed to beneficially own 682,800 shares as of August 31, 2001.


                  (b)  Percent of Class: HRC: 3.5%; HRAM: 0.0%


                  (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:
                                         HRC:  548,200 shares
                                         HRAM: 200 shares

                       (ii)  shared power to vote or to direct the vote:
                                         HRC:  0 shares
                                         HRAM: 0 shares

                       (iii) sole power to dispose or to direct the
                             disposition of:
                                         HRC:  682,600 shares
                                         HRAM: 200 shares

                       (iv) shared power to dispose or to direct the disposition of:
                                         HRC: 0 shares
                                         HRAM: 0 shares

                       Each of HRC and HRAM expressly disclaims beneficial ownership of any shares of Benchmark Electronics, Inc., except, in the case of HRC, for the 682,600 shares that it holds of record and, in the case of HRAM, for the 200 shares that it holds of record.

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Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not applicable.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                           Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                           Not applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP.

                           Not applicable.

Item 10.          CERTIFICATIONS.

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2001


HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC


By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President


HIGH ROCK ASSET MANAGEMENT LLC

By:      High Rock Asset Management LLC


By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President

                                                                      EXHIBIT 1

                                    AGREEMENT


         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Benchmark Electronics, Inc. and that this statement is filed on behalf of each of them.

         This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 10th day of September, 2001.



HIGH ROCK CAPITAL LLC

By:      High Rock Capital LLC


By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President

HIGH ROCK ASSET MANAGEMENT LLC


By:      High Rock Asset Management LLC


By:      /s/ David L. Diamond
         ------------------------------------------
         David L. Diamond,
         President